UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 18, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On July 10, 2012, Navios Maritime Holdings Inc. (the “Company”) and its wholly owned finance subsidiary, Navios Maritime Finance (US) Inc., announced the completion of a private offering of $88 million in aggregate principal amount of 8 7/8% first priority ship mortgage notes due 2017 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

The terms of the Notes are identical to the $400 million of 8 7/8% first priority ship mortgage notes due 2017 that were issued in November 2009 (the “Existing Notes”) and are secured by first priority ship mortgages on 17 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. Each of the Company’s direct and indirect subsidiaries that guarantees the Existing Notes also guarantees the Notes. The Notes and the Existing Notes are a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase) and the Notes rank equally with the Existing Notes. Because the Existing Notes are now unrestricted, the Notes and the Existing Notes will initially have different CUSIP numbers. Following the consummation of the exchange offer for the Notes, it is expected that the Notes exchanged in the exchange offer and the Existing Notes will have the same CUSIP number. The tenth supplemental indenture in respect of the Notes is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

The Company has entered into a registration rights agreement, dated as of July 10, 2012 (the “Registration Rights Agreement”), with the parties identified therein. Under the Registration Rights Agreement, the Company has agreed to: (1) file not later than 30 days after the closing date of the offering, a registration statement with the Securities and Exchange Commission (the “SEC”) that would enable the holders of the Notes to exchange the privately placed Notes for publicly registered notes with substantially identical terms; (2) use its commercially reasonable efforts to have such registration statement declared effective not later than 90 days after the closing date (or 150 days after the closing date if the registration statement is subjected to a review by the staff of the SEC); and (3) use its commercially reasonable efforts to complete the exchange offer no later than 120 days after the closing date (or 180 days after the closing date if the registration statement is subjected to a review by the staff of the SEC). The Company has also agreed to file a shelf registration statement for the resale of the Notes if the Company cannot effect an exchange offer within the time periods listed above and in certain other circumstances. The Registration Rights Agreement is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-165754, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: July 18, 2012

Exhibits

Exhibit No.	Exhibit

99.1	Press release, dated July 10, 2012.

99.2	Tenth Supplemental Indenture, dated July 10, 2012.

99.3	Registration Rights Agreement, dated July 10, 2012.